(Translation)

December 25, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director (CEO)
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Takatoshi Akiba, Executive Officer (TEL: 03-6215-9955)

Notice of Transfer of Shares in Subsidiary

It is hereby notified that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on December 25, 2007, determined to transfer part of its shares in Nissho Inter Life Co., Ltd. (Securities Code No.: 1986, Listing Exchange: JASDAQ; hereinafter "Nissho Inter Life"), a consolidated subsidiary of the Company, to P ARK HOLDINGS CO., LTD. ("P ARK Holdings"), as described below:

Description

1. Reasons for the transfer of shares:

Through business alliances between Nissho Inter Life, which engages in the planning, design, supervision and execution of commercial establishments, etc., and P ARK Holdings, which engages in the operation of 38 pachinko halls in the Kanto area, the enterprise value of Nissho Inter Life is expected to be improved. Hence, the Company has determined to transfer part of its shares in Nissho Inter Life to P ARK Holdings.

As a result of the transfer of shares, Nissho Inter Life will be changed from a consolidated subsidiary of the Company to an equity-method affiliate. However, the Company intends to continue to maintain cooperative ties in business with Nissho Inter Life toward their future mutual growth.

2. Method of the transfer:

The Company will directly transfer 4,700,000 shares of its total shares in Nissho Inter Life to P ARK Holdings.

3. Outline of the subsidiary:

(i)	Trade name:	Nissho Inter Life Co., Ltd.		
(ii)	Location of head office:	11-1, Higashi-Tabata 2-chome, Kita-ku, Tokyo		
(iii)	Representative:	Seijin Tanno, President and Representative Director		
(iv)	Establishment:	February 15, 1975		
(v)	Business:	Planning, design, supervision and execution of commercial establishments, etc.		
(vi)	Settlement of accounts:	March of each year		
(vii)	Number of employees:	193		
(viii)	Capital:	¥5,018 million		
(ix)	Total number of issued shares:	15,280,000 shares		
(x)	Principal shareholders and shareholding ratios:	SEGA SAMMY HOLDINGS INC.	(1,000 shares) 7,714.4	50.48%
		Tsuguo Amai	959.1	6.27%
		Japan Trustee Services Bank, Ltd. (Trust account)	335.2	2.19%
		Nissho Inter Life Business Partners' Stock Ownership Association	219.6	1.43%
		Jarnet System Co., Ltd.	145.1	0.94%
		Link Consulting Association Japan Corporation	143.4	0.93%
		Japan Securities Finance Co., Ltd.	140.2	0.91%
		Akinori Saito	133.6	0.87%
		Zenkei Amai	117.5	0.76%
		Nissho Inter Life Employees' Stock Ownership Association	99.4	0.65%
		※ For the rest of above, Nissho Inter Life owns 264,800 shares (Shareholding ratio: 1.73%) as their treasury stock. ※ Shareholding ratio is calculated using total number of issued shares.		

(xi) Operating results for the recent fiscal years:

(million yen)	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007
Net sales	16,538	16,229	14,896
Gross Profit	1,875	1,951	1,781
Operating income	(225)	(431)	(463)
Ordinary income	(253)	(457)	(440)
Net income	(660)	(385)	(446)
Total assets	11,830	9,424	7,714
Net assets	5,057	4,680	4,234
Cash dividends per share	—	—	—

4. Outline of the transferee of the shares of the subsidiary:

(i)	Trade name:	P ARK HOLDINGS CO., LTD.
(ii)	Location of head office:	8-15, Takenotsuka 6-chome, Adachi-ku, Tokyo
(iii)	Representative:	Masahide Shoji, President and Representative Director
(iv)	Establishment:	October 20, 1980
(v)	Business:	Operation of entertainment pachinko halls, P ARK
(vi)	Settlement of accounts	March of each year
(vii)	Number of employees:	498 (Consolidated)
(viii)	Capital	¥2,388 million
(ix)	Relationship with the Company:	Sale of game machines

5. Number of shares to be transferred and the numbers of shares held by the Company before and after the transfer:

(i)	Number of shares held before the transfer:	7,714,400 shares	(Shareholding ratio: 50.48%)
(ii)	Number of shares to be transferred:	4,700,000 shares	(Transfer amount: ¥474.7 million)
(iii)	Number of shares held after the transfer:	3,014,400 shares	(Shareholding ratio: 19.72%)

※Shareholding ratio is calculated using total number of issued shares.

6. Schedule:

December 25, 2007: Resolution of the Board of Directors

December 25, 2007: Share transfer agreement

January 7, 2008: Delivery of share certificates (expected)

7. Future prospect:

As a result of the transfer of the shares, Nissho Inter Life will be an equity-method affiliate of the Company. It will have no significant impact on the consolidated operating results of the Company.

【Note】 This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

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